August 31, 2006

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Intermec, Inc.
                Extension Request
                File No. 001-13279
                Form 10-K for Fiscal Year Ended December 31, 2005
                Form 10-Q for the Quarter Ended April 2, 2006

Dear Mr. Skinner,

This letter is to confirm our telephone conversation in which I requested an extension to the date for the submission of our response to your letter dated August 18, 2006, from September 1, 2006 to September 18, 2006.

Thank you for your consideration.  The extended submission date will permit us to fully and properly respond to the points raised in your letter.

Sincerely,

/s/ Fredric B. Anderson
Fredric B. Anderson
Vice President Controller and Acting CFO
Intermec, Inc.